United States
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       Commission File Number: 0-21163

                            CBES BANCORP, INC.
(Exact name of registrant as specified in its charter)

 1001 N. JESSE JAMES ROAD, EXCELSIOR SPRINGS, MO 64624  (816) 630-6711
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, $0.01 PAR VALUE
       (Title of each class of securities covered by this Form)

                                 NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   X        Rule 12h-3(b)(1)(i)     __
     Rule 12g-4(a)(1)(ii)  __       Rule 12h-3(b)(1)(ii)    __
     Rule 12g-4(a)(2)(i)   __       Rule 12h-3(b)(2)(i)     __
     Rule 12g-4(a)(2)(ii)  __       Rule 12h-3(b)(2)(ii)    __
                                    Rule 15d-6              __

Approximate number of holders of records as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: January 15, 2003           BY:  /s/ Keith B. Cox
                                      Keith B. Cox, President

975233.2

975233.2